UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32395
CONOCOPHILLIPS SAVINGS PLAN
(Full title of the Plan)
ConocoPhillips
(Name of issuer of securities)

600 North Dairy Ashford Houston, Texas (Address of principal executive office)	77079 (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.
(b) Exhibits
Exhibit 23    Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS SAVINGS PLAN
/s/ F. M. Vallejo
F. M. Vallejo
Plan Financial Administrator

June 23, 2009

Index To Financial Statements And Schedule	ConocoPhillips Savings Plan

Report of Independent Registered Public Accounting Firm
The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan
We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Houston, Texas
June 23, 2009

Statements of Net Assets	ConocoPhillips
Available for Benefits	Savings Plan

	Thousands of Dollars
At December 31	2008	2007

Assets
Investments
Plan interest in Master Trusts:
Stable Value Fund	$1,826,560	$1,914,460
ConocoPhillips Stock Fund	2,118,459	3,258,327
DuPont Stock Fund	53,674	105,208
Leveraged Stock Fund	775,889	1,302,918
Loan 2 Suspense	373,385	798,318
Insurance contract	—	2
Mutual funds	2,221,379	3,104,971
Vanguard Prime Money Market — Loan 2	117	87
Loans to Plan participants	89,234	84,448

Total assets	7,458,697	10,568,739

Liabilities
Securities acquisition loans	140,200	175,400
Management fee payable	31	—
Interest payable	259	710

Total liabilities	140,490	176,110

Net assets available for benefits, at fair value	7,318,207	10,392,629
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	70,620	(16,587)

Net assets available for benefits	$7,388,827	$10,376,042

See Notes to Financial Statements.

Statement of Changes In Net	ConocoPhillips Savings Plan
Assets Available for Benefits

Thousands
Year Ended December 31, 2008	of Dollars

Additions
Company contributions
Company matching — cash	$22,348
Basic allocation — stock	120,443
Active employee deposits	209,536
Rollovers	71,426

Total contributions	423,753

Investment income (loss)
Dividends and interest	141,441
Interest, participant loans	5,860
Plan interest in Master Trusts
Stable Value Fund	84,022
ConocoPhillips Stock Fund	(1,294,581)
DuPont Stock Fund	(36,836)
Net depreciation in fair value of investments	(1,749,055)

Total investment income (loss)	(2,849,149)

Assets transferred-in	190,039
Other additions	451

Total additions	(2,234,906)

Deductions
Distributions to participants or their beneficiaries	745,383
Interest expense	5,703
Administrative expenses	1,100
Other deductions	123

Total deductions	752,309

Net decrease	(2,987,215)

Net assets available for benefits
Beginning of year	10,376,042

End of year	$7,388,827

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Savings Plan
Note 1—Plan Description
The following description of the ConocoPhillips Savings Plan (Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution, 401(k) profit sharing plan which includes a Thrift Feature and a Stock Savings Feature. The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.
This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the Plan. The Thrift Plan became the Thrift Feature of the Plan; the LTSSP became the Stock Savings Feature; and ConocoPhillips Company (Company) became the Plan sponsor. On October 3, 2003, assets of the Thrift Plan for Employees of Conoco Inc. (Conoco Thrift Plan) were merged into the Plan. Other previous years’ Plan mergers were not material in terms of the number of participants involved and the impact to Plan provisions. At the close of business on December 31, 2008, assets of the Burlington Resources Inc. Retirement Savings Plan were merged into the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan, except retail marketing outlet employees and certain other employee classifications.
Thrift Feature
An active employee may deposit between 1% and 30% of pay, as defined in the Plan document (Pay), on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.
Active employees are eligible to make catch-up deposits to the Thrift Feature beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.

Stock Savings Feature (SSF)
An active employee may deposit 1% of Pay on a before-tax basis. SSF deposits are invested in the ConocoPhillips Stock Fund. Based on the SSF deposits made by an active employee, participants in the SSF receive semiannual allocations of ConocoPhillips common stock (Company Stock) as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the active employee’s SSF deposits to all participant SSF deposits for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan document; however, such an allocation is rare and was not required in 2008.
Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the Leveraged Stock Fund are invested solely in Company Stock and have the same fair value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share. The ConocoPhillips Stock Fund contains shares of Company Stock purchased with active employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF deposits and Company allocations be exchanged from the ConocoPhillips Stock Fund and the Leveraged Stock Fund into other investment funds at any time.
The number of shares allocated on each semiannual allocation date is determined by the Plan document. In 2008, there were 7,924 shares allocated for each 100 eligible employees. Shares used for the semiannual allocation came from financed shares and shares held by ConocoPhillips in the Compensation and Benefits Trust (CBT). In 2008, the Company used the CBT to contribute 1,668,456 shares of stock to the Plan. The fair value of the CBT shares was approximately $120.4 million, and these shares were invested in the ConocoPhillips Stock Fund.
The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants’ accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $25.3 million in dividends on allocated shares to make loan payments and allocated 347,503 shares in dividend replacement allocations to participants’ accounts in 2008. The fair value of the allocated dividend replacement shares was approximately $25.3 million, and these shares were invested in the Leveraged Stock Fund.
The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.

Participant Accounts
Each participant’s account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.
Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.
Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares.
Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.
Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.
Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.
Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.
Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.
Dividend Pass Through
A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.
Forms of Payment
Generally, distributions from participant accounts invested in Company Stock and DuPont stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.
Trust Agreements
The trust agreement with Vanguard provides for the administration of certain assets in the Plan.
Additionally, there are three master trust agreements:
The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.
The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts and short-term investments. The trustee is State Street Bank and Trust Company.
The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock Fund. The trustee is Vanguard.
Administration
The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company, collectively referred to as the Plan Administrators. Members of the Committee are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.
Note 2—Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Distributions to participants or their beneficiaries are recorded when paid.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the SVF and the adjustment from fair value to contract value. The contract value of the SVF represents contributions plus earnings, less participant withdrawals and administrative expenses.
Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for its measurement, and expands disclosures about fair value measurements. Refer to Note 5 and Note 10 for disclosures provided for fair value measurements of plan investments and master trust investments, respectively.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. See Note 10 on Master Trusts for more details on the SVF including the fair value computation methodology. Actual results could differ from those estimates.
Note 3—Securities Acquisition Loans
The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 28,673,836 and 28,318,584 shares of Company Stock, respectively, utilizing the bank borrowings. The financed shares are held in a suspense account (currently Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan.
Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.
Upon allocation to participants’ accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 1,485,296 Loan 2 suspense shares in 2008 for semiannual allocations to participants’ accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $109 million. At December 31, 2008 and 2007, the fair value of unallocated shares was $373 million and $798 million, respectively. See Note 6 for a list of other unallocated assets.
Loan 2 extends through the year 2015. Loan 2 prepayments totaled $35.2 million in 2008. Due to loan prepayments, including $18.4 million during 2009, the first required payment is currently scheduled to be in 2014. The outstanding balance of Loan 2 at December 31, 2008, was $140 million and at December 31, 2007, was $175 million. The carrying value of Loan 2 approximates fair value as it provides for variable interest rates (LIBOR rate plus .275%) adjusted quarterly. The rates were 2.463% and 5.40% at December 31, 2008 and 2007, respectively.
Loan 2 is guaranteed by ConocoPhillips and ConocoPhillips Company and is being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends.

Under Loan 2, any participating bank in the syndicate of lenders may cease to participate on December 4, 2009, by giving not less than 180 days’ prior notice to the Plan and the Company. If the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days’ notice, each bank participating in Loan 2 has the optional right to terminate its participation in the loan. Under the above conditions, such banks’ rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips’ choice.
In June 2009, all of the participating banks had given notice of exercising their option to cease participation in Loan 2. The Plan and ConocoPhillips expect to refinance the loan balance during the third quarter of 2009, with no significant changes to the loan balance or maturity.
Note 4—Investments
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and short-term investments. The investment contracts are backed by fixed income instruments, units of common collective trusts (CCTs), and assets in an insurance company’s general or separate account. The short-term investment fund is valued at amortized cost, which approximates fair value. (See Note 10 on Master Trusts for more detail on the SVF including the fair value computation methodology.) Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investments that comprised 5% or more of the fair value of net assets available for benefits for the years ended December 31, 2008 and 2007, are as follows:

	Thousands of Dollars
At December 31	2008	2007

Leveraged Stock Fund	775,889	1,302,918
Loan 2 Suspense	373,385	798,318

Net Depreciation
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Thousands
of Dollars

ConocoPhillips Common Stock	$(790,719)
Mutual funds	(958,336)

Net depreciation in fair value of investments	$(1,749,055)

Note 5—Fair Value Measurements
SFAS No. 157, “Fair Value Measurements,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008 (See Note 10 for the fair value hierarchy for the master trust investments:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Leveraged Stock Fund	$775,889	$—	$—	$775,889
Loan 2 Suspense	373,385	—	—	373,385
Mutual funds	2,221,379	—	—	2,221,379
Vanguard Prime MM-Loan 2	117	—	—	117
Loans to Plan participants	—	—	89,234	89,234

Total investment assets at fair value	$3,370,770	$—	$89,234	$3,460,004

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	Thousands of Dollars
	Loans to Plan
	participants	Total

Balance, beginning of year	$84,448	$84,448
Repayments, issuances, and settlements	4,786	4,786

Balance, end of year	$89,234	$89,234

Note 6—Employee Stock Ownership Plan (ESOP)
All Company Stock held in the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund (COP Stock ESOP — Master Trust), Leveraged Stock Fund, Loan 2 Suspense shares and money market fund (Vanguard Prime Money Market — Loan 2, or Vang Prime MM Loan 2), and any released shares pending allocation. The Loan 2 Suspense shares and the related money market fund are the only non-participant-directed investments in the Plan, and the only assets in the Plan not allocated to participant accounts (unallocated assets).
Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

	Thousands of Dollars
	December 31, 2008			December 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
COP Stock ESOP - Master Trust	$2,118,459	$—	$2,118,459	$3,258,327	$—	$3,258,327
Leveraged Stock	775,889	—	775,889	1,302,918	—	1,302,918
Loan 2 Suspense	—	373,385	373,385	—	798,318	798,318
Vang Prime MM Loan 2	—	117	117	—	87	87

Total assets	2,894,348	373,502	3,267,850	4,561,245	798,405	5,359,650

Liabilities
Securities loan	—	140,200	140,200	—	175,400	175,400
Interest payable	—	259	259	—	710	710

Total liabilities	—	140,459	140,459	—	176,110	176,110

Net assets available for benefits	$2,894,348	$233,043	$3,127,391	$4,561,245	$622,295	$5,183,540

Changes in net assets during Year Ended December 31, 2008:

	Thousands of Dollars
	Allocated	Unallocated	Total
Company matching — cash	$8,680	$—	$8,680
Basic allocation — stock	120,443	—	120,443
Active employee deposits	91,314	—	91,314
Allocation of 1,485,296 shares of ConocoPhillips common stock, at fair value	108,731	—	108,731
Dividends and interest	25,287	16,097	41,384
Interest in Master Trust — COP Stock ESOP	(1,294,581)	—	(1,294,581)
Assets transferred-in	42,491		42,491
Net depreciation in fair value of common stock	(499,804)	(290,915)	(790,719)

Total additions	(1,397,439)	(274,818)	(1,672,257)

Distributions	257,806	—	257,806
Allocation of 1,485,296 shares of ConocoPhillips common stock, at fair value	—	108,731	108,731
Interest expense	—	5,703	5,703
Other deductions	58		58
Administrative expense	954	—	954

Total deductions	258,818	114,434	373,252

Interfund and source transfers	(10,640)	—	(10,640)

Net decrease	(1,666,897)	(389,252)	(2,056,149)
Net assets available for benefits
Beginning of year	4,561,245	622,295	5,183,540

End of year	$2,894,348	$233,043	$3,127,391

Note 7—Tax Status
The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Note 8—Related-Party Transactions
A large portion of the Plan’s assets is invested in Company Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

Note 9—Plan Termination
In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. The unallocated shares that had been acquired by the proceeds to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.
Note 10—Master Trusts
Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund. These investment options provided by the Plan are also available to participants in the ConocoPhillips Store Savings Plan. Each plan’s beneficial interest in the master trust funds is based on that plan’s proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis.
Stable Value Fund
The Plan’s proportionate share of SVF Master Trust net assets was approximately 99.9% as of December 31, 2008, and December 31, 2007.
The SVF consists of guaranteed investment contracts (GICs), synthetic investment contracts (SYNs), and short-term investments. In a traditional GIC, the insurance company uses SVF deposits to purchase investments that are held in the insurance company’s general account. The insurance company is contractually obligated to repay the principal and a specified rate of interest guaranteed to the SVF Master Trust. In a SYN contract structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.
Key factors influencing future interest crediting rates for a wrapper contract include:
•	the level of market interest rates

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	the investment returns generated by the fixed income investments that back the wrapper contract, and

•	the duration of the underlying investments backing the wrapper contract.
While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”
The SVF values as of December 31, 2008, and December 31, 2007, were as follows:

	Thousands of Dollars
December 31	2008	2007
SVF, at fair value
GICs	$—	$32,572
Short-term investments	33,298	41,147
SYNs:
CCTs	1,786,455	1,805,831
Short-term investments	156	51
U.S. Treasury notes	5,483	36,404
Wrapper contracts	2,828	—

Total assets	1,828,220	1,916,005

Total liabilities	—	—

Net assets, at fair value	1,828,220	1,916,005

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	70,685	(16,600)

Net assets	$1,898,905	$1,899,405

Ratio of year-end market value yield to investments, at fair value	6.711%	5.371%

Ratio of year-end crediting rate to investments, at fair value	4.274%	4.994%
Fair value of GICs are determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality. For those GICs with no stated payment dates, the projected value at the end of the required days notice period is assumed to pay in full and this payment is then discounted following the process described above.

The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust. The short-term investment fund is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.
The significant components of the changes in net assets relating to the SVF are as follows:

Thousands
of Dollars
Year Ended December 31, 2008
Contributions	$54,885
Interest income (net)	84,097
Interfund transfers in	330,238
Assets transfer-in	72,382
Distributions	(231,515)
Participant loans	(3,588)
Other additions	11
Interfund transfers out	(307,010)

Net decrease	(500)
Beginning of year	1,899,405

End of year	$1,898,905

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider, or in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

The following table sets forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value as of December 31, 2008:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total
Short-term investments	$33,454	$—	$—	$33,454
CCTs	—	1,786,455	—	1,786,455
U.S. Treasury notes	5,483	—	—	5,483
Wrapper contracts	—	—	2,828	2,828

Total SVF Master Trust investment assets at fair value	$38,937	$1,786,455	$2,828	$1,828,220

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the SVF Master Trust’s level 3 investment assets for the year ended December 31, 2008:

	Thousands of Dollars
	Wrapper
	contracts	Total
Balance, beginning of year	$—	$—
Unrealized gains	2,828	2,828

Balance, end of year	$2,828	$2,828

ConocoPhillips Stock Fund
The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan’s proportionate share of ConocoPhillips Stock Fund Master Trust net assets was approximately 99.9% as of December 31, 2008, and December 31, 2007.
The ConocoPhillips Stock Fund values as of December 31, 2008, and December 31, 2007, were as follows:

	Thousands of Dollars
At December 31	2008	2007

ConocoPhillips Stock Fund	$2,120,997	$3,262,620

The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

Thousands
ConocoPhillips Stock Fund	of Dollars
Year Ended December 31, 2008
Contributions	$123,121
Dividend income	71,089
Net depreciation in fair value of Company Stock	(1,367,288)
Interfund transfers in	653,209
Asset transfer-in	42,491
Distributions	(183,048)
Participant loans	(21,878)
Other deductions	(767)
Interfund transfers out	(458,552)

Net decrease	(1,141,623)
Beginning of year	3,262,620

End of year	$2,120,997

The following table sets forth by level, within the fair value hierarchy, the ConocoPhillips Stock Fund Master Trust’s investment assets at fair value as of December 31, 2008:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Common stock	$2,120,997	$—	$—	$2,120,997

Total ConocoPhillips Stock Fund Master Trust investment assets at fair value	$2,120,997	$—	$—	$2,120,997

DuPont Stock Fund
The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This option is closed to new investment elections. The Plan’s proportionate share of DuPont Stock Fund Master Trust net assets was approximately 99.9% as of December 31, 2008, and December 31, 2007.
The DuPont Stock Fund values as of December 31, 2008, and December 31, 2007, were as follows:

	Thousands of Dollars
At December 31	2008	2007

DuPont Stock Fund	$53,706	$105,273

The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

Thousands
of Dollars
DuPont Stock Fund
Year Ended December 31, 2008
Dividend income	$3,695
Other additions	5
Net depreciation in fair value of stock	(40,555)
Distributions	(5,522)
Participant loans	(83)
Other deductions	(20)
Interfund transfers out	(9,087)

Net decrease	(51,567)
Beginning of year	105,273

End of year	$53,706

The following table sets forth by level, within the fair value hierarchy, the DuPont Stock Fund Master Trust’s investment assets at fair value as of December 31, 2008:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Common stock	$53,706	$—	$—	$53,706

Total DuPont Stock Fund Master Trust investment assets at fair value	$53,706	$—	$—	$53,706

Note 11—Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2008	2007
Net assets available for benefits as reported in the financial statements	$7,388,827	$10,376,042
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	(70,620)	16,587

Net assets available for benefits as reported in the Form 5500	$7,318,207	$10,392,629

The following is a reconciliation of net decrease for the year ended December 31, 2008, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands
of Dollars
Year Ended December 31, 2008

Net decrease as reported in the financial statements	$(2,987,215)
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2008	(70,620)
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2007	(16,587)

Net decrease as reported in the Form 5500	$(3,074,422)

Note 12—Subsequent Event
It is anticipated that the ConocoPhillips Store Savings Plan will be merged into ConocoPhillips Savings Plan during 2009.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022
At December 31, 2008

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* ConocoPhillips	14,755,584 shares, Leveraged Stock Fund	$ **	$775,889

* ConocoPhillips	7,208,150 shares, Loan 2 Suspense	101,815	373,385

Fidelity Investments	2,553,995 units, Fidelity Low-Priced Stock Fund	**	59,048

Fidelity Investments	1,322,869 units, Fidelity Magellan Fund	**	60,667

PIMCO Funds	5,736,770 units, PIMCO Total Return Fund — Administrative Class	**	58,171

Dodge & Cox	158,586 units, Dodge & Cox Stock Fund	**	11,794

Hartford	328,703 units, Hartford Growth	**	3,774

Ivy	511,742 units, Ivy Small Cap Growth Fund	**	4,155

Rice Hall James	819,797 units, Rice Hall James Micro Cap	**	8,518

Templeton	1,034,338 units, Templeton Instl Foreign Equity	**	15,329

* The Vanguard Group	3,392,391 units, Vanguard 500 Index Signal Fund	**	232,854

	698,366 units, Vanguard Asset Allocation Fund	**	12,990

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2008

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	1,769,014 units, Vanguard Balanced Index Signal Fund	**	29,047

	1,107,996 units, Vanguard Explorer Fund	**	46,680

	1,594,356 units, Vanguard Extended Market Index Signal Fund	**	32,908

	819,902 units, Vanguard Growth Index Signal Fund	**	15,414

	6,149,048 units, Vanguard Inflation-Protected Securities Fund	**	70,837

	5,079,614 units, Vanguard International Growth Fund	**	61,971

	3,807,041 units, Vanguard International Value Fund	**	89,199

	1,638,692 units, Vanguard LifeStrategy Conservative Growth Fund	**	21,795

	2,459,714 units, Vanguard LifeStrategy Growth Fund	**	39,355

	1,358,422 units, Vanguard LifeStrategy Income Fund	**	16,613

	4,803,871 units, Vanguard LifeStrategy Moderate Growth Fund	**	72,442

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2008

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	6,354,710 units, Vanguard Long-Term Treasury Fund	**	85,026

	3,376,633 units, Vanguard Mid-Cap Index Signal Fund	**	57,031

	1,793,565 units, Vanguard Morgan Growth Fund	**	20,267

	284,541,861 units, Vanguard Prime Money Market Fund	**	284,542

	4,076,284 units, Vanguard PRIMECAP Fund	**	181,558

	3,316,737 units, Vanguard Small-Cap Growth Index Fund	**	39,469

	3,951,537 units, Vanguard Small-Cap Value Index Fund	**	40,345

	16,499,237 units, Vanguard Total Bond Market Signal Index Fund	**	167,962

	6,599,883 units, Vanguard Total International Stock Index Fund	**	71,213

	2,096,184 units, Vanguard Total Stock Market Index Signal Fund	**	44,103

	1,327,559 units, Vanguard Value Index Signal Fund	**	22,210

	4,666,558 units, Vanguard Wellington Fund	**	114,004

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2008

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	4,895,900 units, Vanguard Windsor II Fund	**	93,561

	4,495 units, Vanguard Target Retirement 2005	**	44

	306,868 units, Vanguard Target Retirement 2015	**	2,931

	182,313 units, Vanguard Target Retirement 2025	**	1,690

	62,402 units, Vanguard Target Retirement 2035	**	577

	47,157 units, Vanguard Target Retirement 2045	**	451

	138,148 units, Vanguard Target Retirement 2010	**	2,433

	69,653 units, Vanguard Target Retirement 2020	**	1,154

	38,826 units, Vanguard Target Retirement 2030	**	603

	18,159 units, Vanguard Target Retirement 2040	**	275

	16,501 units, Vanguard Target Retirement 2050	**	250

	268,027 units, Vanguard Target Retirement Income	**	2,552

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2008

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	437,957 units, Vanguard Balanced Index Instl	**	7,270

	197,440 units, Vanguard Institutional Index	**	16,297

* Participants	Loans to Plan participants, Interest rates ranging from 4.0% to 9.5%	—	89,234

* The Vanguard Group	Vanguard Prime Money Market — Loan 2	117	117

			$3,460,004

*	Party-in-interest

**	Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan
EIN 73-0400345, Plan 022

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm